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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08026990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 * (MM/DD/YY)

SEC Mail Processing Section
JAN 31 2008
Washington, DC
102

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Cohen — (917) 790-5667
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
JAN 31 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Joseph D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Morgan Stanley Distributors Inc., as of November 30, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 25th day of January, 2008.

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

MORGAN STANLEY DISTRIBUTORS INC.

(SEC I.D. No. 8-45262)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Morgan Stanley Distributors Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distributors Inc., (the "Company"), a wholly owned subsidiary of Morgan Stanley, as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of Morgan Stanley Distributors Inc. at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America

Deloitte & Touche LLP

January 25, 2008

MORGAN STANLEY DISTRIBUTORS INC.
Statement of Financial Condition
November 30, 2007
(dollars in thousands, except share data)

Assets	
Cash and cash equivalents	$ 14,324
Distribution and shareholder servicing fees receivable, net	7,860
Other	22
Total assets	$ 22,206
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Parent	$ 8,335
12b-1 refunds payable to Funds	2,685
Affiliates	1,419
Other	1,232
Total liabilities	13,671
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized and outstanding	-
Additional paid-in capital	4,100
Retained earnings	4,435
Total stockholder's equity	8,535
Total liabilities and stockholder's equity	$ 22,206

See notes to the Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTORS INC.
Notes to Statement of Financial Condition
November 30, 2007
(dollars in thousands)

Note 1 - Introduction and Basis of Presentation

Morgan Stanley Distributors Inc. (the "Company"), a registered broker-dealer, is a wholly-owned subsidiary of Morgan Stanley (the "Parent"). The Company, a Delaware corporation, distributes shares of the Morgan Stanley Funds (the "Funds") which are sold primarily by Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly-owned subsidiary of Morgan Stanley. The Company obtains fees from such distribution activities, in accordance with plans of distribution between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 ("12b-1"). The Company makes payments to selected broker-dealers, primarily MS&Co., who in turn make payments to financial advisors who service shareholder accounts.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents are primarily invested in a money market fund.

Distribution and Shareholder Servicing Fees Receivable, Net
Distribution and shareholder servicing fees obtained from the Funds are primarily based on a percentage of daily average net asset values of certain classes of shares and, for certain Funds, the lesser of the average net asset values of the Funds or net aggregate sales of the Funds. Distribution and shareholder servicing fees are reimbursed to the Funds, and netted against distribution and shareholder servicing fees obtained, if they exceed contractual limits which are determined on an individual Fund basis. The Company reflects distribution and shareholder servicing fees receivable net of 12b-1 refunds payable to the Funds. At November 30, 2007, the Company netted $4,963 of 12b-1 refunds payable by each applicable Fund against the distribution and shareholder servicing fees receivable owed by that Fund to the Company. This resulted in 12b-1 refunds payable to Funds of $2,685 that does not satisfy the requirement of netting receivables and payables, since the Company only nets 12b-1 refunds payable up to the amount of 12b-1 fees receivable from each applicable Fund.

Fair Value Measurements
In September 2006, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 as of December 1, 2006. As of November 30, 2007, the Company did not hold any assets or liabilities that were required to be measured at fair value.

Income Taxes
Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and the income tax basis of assets and liabilities, using enacted tax rates and laws that will be in effect when such differences are expected to reverse.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on December 1, 2007 did not have a material impact on the Company's financial statements.

Note 3 – Related Party Transactions

Payables to Parent as of November 30, 2007 primarily represent distribution and shareholder servicing fees paid by the Parent on behalf of the Company. Payables to affiliates primarily represent support service expenses paid by affiliates on behalf of the Company.

Note 4 - Subordinated Loan Agreement

The Company has a revolving subordinated loan agreement with Morgan Stanley which entitles it to borrow up to $250,000 on or before January 31, 2008. Borrowings would bear interest at a rate to be agreed upon by Morgan Stanley and the Company at the time of borrowing. There were no borrowings under this facility during the year. This agreement was renewed on December 19, 2007 to be effective until January 31, 2011.

Note 5 - Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At November 30, 2007, the Company had net capital of $8,226, which was $7,976 in excess of its required minimum net capital of $250.

Note 6 - Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, current taxes payable are due to Morgan Stanley.

The company accounts for its own deferred tax assets and liabilities. Deferred income taxes are primarily attributable to temporary differences related to amortization of purchased software.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2008

Morgan Stanley Distributors, Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the statement of financial condition of Morgan Stanley Distributors, Inc. (the "Company") as of and for the year ended November 30, 2007 (on which we issued our report dated January 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END